SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009 (Report No. 4)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981 and 333-153230),  AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1. Press Release: Actimize, a NICE Company, Acquires Syfact Business to Create Industry`s Leading Provider of Advanced Enterprise Investigative Case Management Systems, dated June 17, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

________________________________

Name: Yechiam Cohen

Title: General Counsel

Dated:  June 17, 2009

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EXHIBIT INDEX

99.1. Press Release: Actimize, a NICE Company, Acquires Syfact Business to Create Industry`s Leading Provider of Advanced Enterprise Investigative Case Management Systems, dated June 17, 2009.

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Press Contact:

Jonathan Stotts

Actimize

+1-212-994-3865

jonathan.stotts@actimize.com

Investors:

Daphna Golden

NICE Systems Ltd.

+1 877 245 7449

daphna.golden@nice.com

Actimize, a NICE Company, Acquires Syfact Business to Create Industry`s Leading Provider of Advanced Enterprise Investigative Case Management Systems

Actimize and Syfact customers will immediately benefit from the combined intellectual capital and range of solutions; Actimize will continue to support current Syfact customers

Ra`anana and New York - June 17, 2009 - NICE Systems (NASDAQ: NICE) and Actimize, a NICE Systems Company, today announced the acquisition of the assets of Syfact, a pioneer of enterprise investigative case management solutions. Syfact`s expertise, technology and best practices will help Actimize customers further improve investigative operations, increase compliance with regulations and reduce overall operational costs. The acquisition also enhances the joint company`s footprint and competitive position, providing immediate benefits for both Actimize and Syfact customers. Actimize intends to continue supporting current product installations and increase investment in Syfact`s product support program. This deal amounts to several million dollars.

"Financial services companies are continuing to invest in integrated, end-to-end enterprise fraud and case management technologies," said George Tubin, senior research director at TowerGroup.  "Enterprise case management is becoming critical for overall firm risk management and financial crime investigations."

Syfact, headquartered in Europe with offices in North America, has been used by many of the world's largest and most respected corporations, government agencies and financial institutions including, among others, BNP Paribas, ING and Rabobank. The company provides innovative investigative case management solutions, best practices and technologies that simplify and enrich the most complex fraud, money laundering, customer due diligence and corporate security investigations. In addition to robust and intuitive investigative tools, a key feature of Syfact`s solution is its ability to permanently store all types of investigative information in a single interlinked database that can be accessed, searched, linked and cross referenced during future investigations and cases.

"Syfact has a rich history as a pioneer of case management systems for investigation and prosecution of serious crimes," says David Sosna, CEO of Actimize. "Over the years, they have built tremendous expertise and best practices while solving some of the most complex investigative challenges. We are confident that this acquisition will compliment and expand upon Actimize`s enterprise financial crime platform. Both Actimize and Syfact clients will immediately benefit from our newly combined intellectual capital and range of technology solutions."

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Actimize`s financial crime and enterprise risk management solutions deliver proven end-to-end transactional monitoring, control and investigation capability to large and mid-size financial institutions around the world. The Actimize Core Platform underpins all Actimize enterprise-wide fraud prevention, anti-money laundering, brokerage compliance and enterprise risk and case management solutions, supporting the full risk management lifecycle from modeling and execution to investigation and oversight. Syfact`s capabilities will be leveraged to enhance this product suite.

About Actimize

Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Actimize technology processes billions of transactions a day for many of the world`s top banks and brokerages. Actimize, a NICE Systems company, has offices in New York, Israel, London and Tokyo. For more information, go to www.actimize.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications. NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies. More information is available at www.nice.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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